Exhibit 3.2

AMENDMENT TO THE

SECOND AMENDED AND RESTATED BYLAWS

OF

MESA AIR GROUP, INC.

On January 13, 2023, the Board of Directors of Mesa Air Group, Inc. (the “Company”) approved the following amendments to the Second Amended and Restated Bylaws of the Company:

The following new Section 3.15 was added to the Bylaws:

3.15

Board Designee. For so long as United Airlines, Inc. (“United”) holds at least five percent (5%) of the issued and outstanding shares of capital stock of the Corporation, United shall have the right to designate one (1) person to be a member of the Board (the “United Designee”) and the board of directors of Mesa Airlines, Inc. (“Mesa Airlines”), provided that such United Designee shall be subject to the reasonable approval of the Board (such approval not to be unreasonably withheld, conditioned, or delayed and it being understood that the United Designee being a United employee or chosen by United shall not be a reasonable basis to withhold, condition or delay such approval). In the event the United Designee is an officer of United, such United Designee will not be entitled to any compensation for his or her services as a director of the Corporation and Mesa Airlines. The United Designee may only be removed or replaced as United may deem reasonably necessary or appropriate, and any vacancy caused by a resignation or removal of a United Designee shall be filled only by United. To the extent required to give effect to the provisions of this Section 3.15 at any time from time to time, (a) the Board shall (i) increase the number of natural persons that constitute the whole Board by at least one (1) person and (ii) fill one such vacancy created by virtue of such increase in the size of the Board with the United Designee and (b) the Corporation shall cause the United Designee to be appointed to the board of directors of Mesa Airlines.

The following new Section 3.16 was added to the Bylaws

3.16

Certain Actions. Notwithstanding any other provision of these Bylaws to the contrary, until the earlier of (x) January 1, 2026 or (y) the Corporation’s entry into a definitive binding agreement for the performance of regional airline services with a major air carrier other than United, provided that such entry is permitted by, and does not violate the terms of, the Third Amended and Restated Capacity Purchase Agreement by and between the Corporation, Mesa Airlines and United, dated as of December 27, 2022 (as it may be amended from time to time, the “United CPA”), the Board shall not take, or make any recommendation to the stockholders of the Corporation with respect to, any of the following actions:

(a)

merge or consolidate of the Corporation any of its subsidiaries with or into any other entity, or sell, transfer or otherwise dispose of all or substantially all of the assets of the Corporation (taken together with its Affiliates);

(b)

enter into a purchase transaction (whether for the purchase of some or all of the equity interests in any other person or for the purchase of assets) that would cause, or would reasonably be expected to result in, any of the following conditions becoming applicable at or following the closing thereof: (i) the cash balance of the Corporation, together with all of its subsidiaries, being less than either (x) $35.0 million or (y) 50% of the cash balance of the Corporation, together with all of its subsidiaries as of immediately prior to the closing of such transaction, or (ii) the aggregate Indebtedness of the Corporation (together with all of its subsidiaries) being more than the cash balance of the Corporation (together with all of its subsidiaries); provided that the immediately preceding clause (ii) shall not apply from and after the first point in time, if any, after the satisfaction of the Performance Milestone in accordance with and as defined in the United CPA;

(c)

enter into new lines of business (i.e., any business operations other than those directly necessary for performing regional airline services under the United CPA, which such other operations include, for example and without limitation, FAR part 135 operations, maintenance/repair/overhaul operations or related services, operation of any flight school, technician school, aviation academy, simulator training or other related workforce development related operations, third party leasing or subleasing of aircraft or related equipment, etc.); provided that this restriction shall not apply from and after the first point in time, if any, after the satisfaction of the Performance Milestone in accordance with and as defined in the United CPA;

(d)

without United’s prior written consent, amend or modify the Bylaws or Articles of Incorporation, or have any provision waived thereof, in each case, in any manner that would alter, amend or repeal any of the provisions set out in Section 3.15 or Section 3.16; or

(e)	commit to or agree to any of the foregoing.

For purposes of this Section 3.16, “Indebtedness” means (i) all indebtedness for borrowed money (including all principal, accrued and unpaid interest, premiums, penalties, breakage fees and other payment obligations related to make whole and other fees and charges payable as a result of the full repayment of borrowed money) owed under any credit facility, note, bond, mortgage, debenture or other debt instrument or contract, (ii) the settlement value (including breakage costs) payable under interest rate protection agreements outstanding (which amount may be negative to the extent such value represents a net receivable), including swaps, caps, collars, hedges or similar arrangements, (iii) all reimbursement, payment or similar obligations under letters of credit, bankers acceptances or similar obligations, incurred in connection with performance guaranties or related to insurance obligations, including letters of credit supporting insurance policies for workers’ compensation, in each case only to the extent there are balances drawn, (iv) all bank or book overdrafts, (v) obligations in respect of accrued (or declared) but unpaid dividends, (vi) any performance or surety bonds, performance guaranties or similar financial commitments to the extent drawn or funded with cash collateral, (vii) all obligations, contingent or otherwise, for deferred purchase price of assets, property or equity securities (including conditional sale agreements, earnout payments, installment payments or other similar payments of deferred or contingent purchase price relating to any acquisition of the assets or securities of any Person (as defined in the United CPA)), or amounts owing under promissory notes, (viii) all lease obligations that are required to be capitalized under generally accepted accounting principles in the United States of America, consistently applied, (ix) any liabilities in respect of accrued or unpaid severance or termination payments, (x) all liabilities for accrued performance guarantees and penalties related to breaches of any service level or other performance level standards in any contract, (xi) any unfunded or underfunded defined benefit pension or defined benefit pension-like liabilities (including any incurred withdrawal liabilities) and any unfunded or underfunded post-retirement, profit sharing and post-employment benefits, liabilities or obligations, together with the employer portion of any payroll taxes due in connection with the foregoing, (xii) any liabilities for unfunded or underfunded nonqualified deferred compensation plans, programs, agreements or arrangements and (xiii) any provision of guarantees, directly or indirectly, of the obligations described in clauses (i) through (xii) above of any other Person.